B2GOLD CORP.
Consolidated Financial Statements
December 31, 2012 and 2011

March 26, 2013

Independent Auditor’s Report
To the Shareholders of B2Gold Corp.

We have audited the accompanying consolidated financial statements of B2Gold Corp., which comprise the consolidated balance sheets as at December 31, 2012 and 2011 and the consolidated statements of operations and comprehensive income, cash flows and changes in equity for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of B2Gold Corp. as at December 31, 2012 and 2011 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7 T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2012	2011

Gold revenue	$259,051	$225,352

Cost of sales

Production costs	(89,504)	(75,229)
Depreciation and depletion	(33,060)	(26,175)
Royalties and production taxes (Note 15)	(8,503)	(12,229)
Other	(962)	(692)

Total cost of sales	(132,029)	(114,325)

Gross profit	127,022	111,027

General and administrative	(17,610)	(16,635)
Share-based payments (Note 12)	(16,635)	(6,190)
Accretion of mine restoration provisions (Note 11)	(1,776)	(1,267)
CGA acquisition costs (Note 21)	(1,556)	-
Write-off of mineral property options	(1,512)	-
Foreign exchange losses	(479)	(114)
Other	(3,317)	(1,127)

Operating income	84,137	85,694

Community relations	(6,839)	(4,042)
Interest and financing costs	(193)	(611)
Other	165	(532)

Income before withholding and other taxes	77,270	80,509

Current income tax, withholding and other taxes (Note 15)	(17,853)	(6,292)
Deferred income tax (Note 15)	(7,510)	(17,917)

Net income for the year	$51,907	$56,300

Attributable to:
Shareholders of the Company	$51,907	$56,300
Non-controlling interests (Note 19)	-	-

Net income for the year	$51,907	$56,300

Earnings per share (attributable to shareholders of the Company)
Basic	$0.13	$0.17
Diluted	$0.13	$0.16

Weighted average number of common shares
outstanding (in thousands)
Basic	384,733	338,541
Diluted	391,940	344,812

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2012	2011

Net income for the year	$51,907	$56,300

Other comprehensive loss

Cumulative translation adjustment	(5,386)	-
Unrealized loss on investment (Note 9)	(1,407)	-

Other comprehensive loss for the year	(6,793)	-

Total comprehensive income for the year	$45,114	$56,300

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2012	2011

Operating activities

Net income for the year	$51,907	$56,300
Mine restoration provisions settled	(3,486)	(1,049)
Non-cash charges (credits)
Depreciation and depletion	33,060	26,175
Share-based payments	16,635	6,190
Deferred income tax expense	7,510	17,917
Loss on disposal of equipment	2,900	-
Increase in employee benefits obligation	1,500	1,241
Accretion of mine restoration provisions	1,776	1,267
Write-off of mineral property options	1,512	-
Other	1,085	889

Cash provided by operating activities before changes in non-cash working capital	114,399	108,930

Changes in non-cash working capital
Accounts receivable and prepaids	(1,323)	(1,179)
Value-added and other tax receivables	(4,588)	(6,820)
Inventories	(13,906)	(6,795)
Accounts payable and accrued liabilities	2,952	6,379
Income and other taxes payable	7,543	1,832

Cash provided by operating activities after changes in non-cash working capital	105,077	102,347

Financing activities

Common shares issued for cash (Note 12)	8,617	7,943
Interest and commitment fees paid	(192)	(301)
Repayment of related party loans	(10)	(21)

Cash provided by financing activities	8,415	7,621

Investing activities

Libertad Mine, development and sustaining capital	(29,586)	(28,098)
Libertad Mine, Jabali development	(12,693)	(7,834)
Limon Mine, development and sustaining capital	(21,461)	(20,784)
Purchase of long-term investment (Note 9)	(5,068)	-
Libertad, exploration	(6,712)	(10,747)
Limon Mine, exploration	(4,645)	(3,299)
Gramalote, exploration and development	(30,872)	(14,890)
Otjikoto, exploration and development	(20,424)	-
Calibre, exploration	(5,376)	(1,340)
Mocoa, exploration	(3,607)	(426)
Cebollati, exploration	(3,091)	(4,185)
Trebol & Pavon, exploration	(2,552)	(2,865)
Auryx Gold Arrangement, net cash acquired (Note 6)	-	17,821
Other	(1,748)	(1,041)

Cash used by investing activities	(147,835)	(77,688)

Increase (decrease) in cash and cash equivalents	(34,343)	32,280

Cash and cash equivalents, beginning of year	102,292	70,012

Cash and cash equivalents, end of year	$67,949	$102,292

Supplementary cash flow information (Note 16)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2012	2011

Assets
Current
Cash and cash equivalents	$67,949	$102,292
Accounts receivable and prepaids	7,695	6,372
Value-added and other tax receivables	18,737	14,149
Inventories (Note 7)	41,608	26,695
	135,989	149,508
Mining interests (Note 8 and Note 22 - Schedules)	534,724	412,537
Investment (carried at quoted market value) (Note 9)	3,661	-
Other assets	2,091	996
	$676,465	$563,041

Liabilities
Current
Accounts payable and accrued liabilities	$24,366	$22,249
Current taxes payable	13,797	6,254
Current portion of employee benefits obligation	1,501	442
Current portion of mine restoration provisions (Note 11)	4,217	1,376
	43,881	30,321
Mine restoration provisions (Note 11)	27,659	26,731
Deferred income taxes (Note 15)	34,148	26,638
Employee benefits obligation	4,458	4,017
	110,146	87,707
Equity
Shareholders’ equity
Share capital (Note 12)
Issued: 393,307,942 common shares (Dec 31, 2011 – 382,494,656)	468,550	435,048

Contributed surplus	35,383	22,712
Accumulated other comprehensive loss	(6,793)	-
Retained earnings	62,807	13,631
	559,947	471,391
Non-controlling interests	6,372	3,943
	566,319	475,334
	$676,465	$563,041

Subsequent events (Notes 10 and 21)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

		2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	loss	interests	equity

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

January 1, 2012 to December 31, 2012:
Net income for the year	-	-	51,907	-	-	51,907
Cumulative translation adjustment	-	-	-	(5,386)	(302)	(5,688)
Funding of non-controlling interests	-	-	(2,731)	-	2,731	-
Unrealized loss on investment	-	-	-	(1,407)	-	(1,407)
Shares issued for cash:
Exercise of stock options	5,150	-	-	-	-	5,150
Exercise of warrants	3,458	-	-	-	-	3,458
Incentive Plan	9	-	-	-	-	9
Shares issued for Trebol & Pavon (Note 8)	16,814	-	-	-	-	16,814
Shares issued on vesting of RSU	2,902	(2,902)	-	-	-	-
Share based payments - expensed	-	16,635	-	-	-	16,635
Share based payments – capitalized to mining interests	-	4,107	-	-	-	4,107
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	5,169	(5,169)	-	-	-	-

Balance at December 31, 2012	$468,550	$35,383	$62,807	$(6,793)	$6,372	$566,319

		2011

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	loss	interests	equity

Balance at December 31, 2010	$312,829	$19,971	$(42,669)	$-	$-	$290,131

January 1, 2011 to December 31, 2011:
Net income for the year	-	-	56,300	-	-	56,300
Shares issued for Auryx Gold	107,435	-	-	-	-	107,435
Shares issued for cash:
Exercise of stock options	5,908	-	-	-	-	5,908
Exercise of warrants	2,014	-	-	-	-	2,014
Incentive Plan	21	-	-	-	-	21
Shares issued for finders fee	150	-	-	-	-	150
Share based payments - expensed	-	6,190	-	-	-	6,190
Share based payments – capitalized to mining interests	-	481	-	-	-	481
Stock options & warrants issued on Auryx Gold acquisition	-	4,943	-	-	-	4,943
Non-controlling interest acquired on Auryx Gold acquisition	-	-	-	-	3,943	3,943
Income tax on expired warrants	-	(2,182)	-	-	-	(2,182)
Transfer to share capital the fair value assigned to stock options & warrants exercised from contributed surplus	6,691	(6,691)	-	-	-	-

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a portfolio of development and exploration assets in Nicaragua, Colombia, Namibia and Uruguay. The Company acquired control of CGA Mining Limited (“CGA”) on January 16, 2013, including its producing mine, the Masbate Mine, in the Philippines (Note 21).

The Company operates the Libertad Mine and the Limon Mine in Nicaragua and, commencing on January 16, 2013, the Masbate Mine in the Philippines. The Company has a 92% interest in the Ojtikoto gold project in Namibia, a 49% interest in the Gramalote property in Colombia, a 51% interest in the Primavera project in Nicaragua, an 80% interest in the Cebollati property in Uruguay, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has options to earn an interest in two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”) and one joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”).

B2Gold is a public company which is listed on the Toronto Stock Exchange (“TSX”), the Namibian Stock Exchange and the OTCQX International. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective as of December 31, 2012. These consolidated financial statements were authorized for issue by the Board of Directors on March 26, 2013.

3	Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly owned and partially owned subsidiaries are presented below:

% interest

- Desarrollo Minero de Nicaragua, S.A. (“Libertad”)	100
- Triton Minera S.A. (“Limon”)	95
- Auryx Gold Namibia (Pty) Ltd. (“Otjikoto”)	92
- Mocoa Ventures Ltd. (“Mocoa”)	100
- Weeping Apple, S.A. (“Cebollati”)	100
- Minesa Nueva Esperanza S.A. (“Pavon”)	100
- Inversiones Geomineras S.A. (Trebol”)	100

Subsidiaries are those entities (including special purpose entities) which B2Gold controls, either directly or indirectly, by having the power to govern the financial and operating policies so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether B2Gold controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s Gramalote and Quebradona properties located in Colombia operate as incorporated joint ventures with AngloGold Ashanti Limited (“AngloGold”) which are accounted for as jointly controlled entities (“JCEs”). The Company does not control, either directly or indirectly, these JCEs. B2Gold accounts for its interest in these JCEs using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 12) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Business combinations
A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management's best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated at the reporting date are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Investments in joint ventures
A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. The Company’s joint ventures consist of jointly controlled entities (involving the establishment of a corporation). On acquisition, an equity method investment is initially recognized at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company's share of post-acquisition net income or loss, depreciation, amortization or impairment.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the group’s presentation currency. The Company’s mining operations operate primarily within an economic environment where the functional currency is the United States dollar, except for the Company’s Otjikoto project where the functional currency is the Namibian dollar.

Transactions and balances
Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•	Monetary assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•

Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at the rates of exchange applicable to the related assets, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•	Exchange gains and losses on translation are included in earnings.

When the gain or loss on certain non-monetary items, such as long-term investments classified as available-for-sale, is recognized in other comprehensive income (“OCI”), the translation differences are also recognized in OCI.

Group companies
For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•	Assets and liabilities are translated at the rates of exchange at the consolidated balance sheet date;

•

Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the rate implicit in the historical rate applied to the related asset; and

•	Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments
The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Cash and cash equivalents
Cash and cash equivalents includes cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are designated as loans and receivables.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximate fair values due to the short terms to maturity. Where necessary, accounts receivables are net of allowances for uncollectable amounts. Accounts receivable are designated as loans and receivables and accounts payable and accrued liabilities are designated as financial liabilities.

Debt
Debt is initially recorded at fair value, measured as total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at “fair value through profit or loss” and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets
At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Inventories
Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Mining interests
Mining interests include “property, plant and equipment”, “mineral properties and mine development costs”, “deferred stripping”, “exploration and evaluation expenditures”, capitalized borrowing costs and impairment.

Property, plant and equipment
Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

Mineral properties and mine development costs
Mineral properties and mine development costs are stated at cost less accumulated depreciation and are accounted for on an individual project basis. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping
Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures
The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. When a production decision has been made on a property, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no minable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

Borrowing costs
Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment
The carrying amounts of non-current assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the statement of operations.

The recoverable amount is the higher of an asset’s “fair value less costs to sell” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. “Fair value less costs to sell” is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Long-term investments
Investments in entities that are not subsidiaries, joint ventures or investments in associates are designated as available-for-sale investments. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to these investments are excluded from net earnings and are included in OCI until an investment is sold and gains or losses are realized, or there is objective evidence that the investment is impaired. When there is evidence that an investment is impaired, the cumulative loss that was previously recognized in OCI is reclassified from accumulated OCI to the consolidated statement of operations.

Mine restoration provisions
Future obligations to retire an asset including site closure, dismantling, remediation and on going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the statement of operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Share-based payments
The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Current and deferred income taxes
Income tax comprises current and deferred tax. Income tax is recognized in the statement of operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue
Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable, and collectability is reasonably assured. These criteria are generally met at the time the product is shipped and delivered to the customer and, depending on the delivery conditions, title and risk have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract, net of discounts, at the time of sale

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share
Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

4	Recent accounting pronouncements

Financial Instruments: Classification and Measurement – IFRS 9

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

Consolidated Financial Statements – IFRS 10

This standard establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 10 has not yet been determined.

Joint Arrangements – IFRS 11

This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall present the proportionately consolidated net asset value as a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 12 has not yet been determined.

Fair value measurement – IFRS 13

This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

5	Significant accounting judgements and estimation uncertainties

The preparation of these financial statements in conformity with IFRS 1 requires estimates and assumptions that affect the amounts reported in these financial statements. These estimates and assumptions concerning the future will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Company’s financial statements. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income in the period when the new information becomes available.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Mine restoration provisions
The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes and valuation allowances
The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

6	Acquisition of Auryx Gold Corp.

On December 22, 2011, B2Gold and Auryx Gold completed the combination of the two companies by way of a plan of arrangement (the “Arrangement”). Under the terms of the Arrangement, B2Gold acquired all of the issued and outstanding common shares of Auryx Gold based on an exchange ratio of 0.23 of a common share of B2Gold (the “Exchange Ratio”), plus a cash payment of $0.001, for each Auryx Gold common share. All of the outstanding stock options of Auryx Gold were exchanged under the Arrangement and the former holders thereof received options to purchase common shares of B2Gold based on the Exchange Ratio. All outstanding warrants to acquire common shares of Auryx Gold will, pursuant to their terms, be exercisable for common shares of B2Gold based on the Exchange Ratio. Upon closing, Auryx Gold became a wholly-owned subsidiary of B2Gold. The Arrangement has been accounted for by B2Gold as a purchase of net assets.

Pursuant to the Arrangement, B2Gold issued an aggregate of 37,187,002 common shares to the former Auryx Gold shareholders, representing approximately 9.7% of B2Gold’s common shares issued and outstanding after closing of the Arrangement. An additional 5,305,740 common shares of B2Gold have been authorized for issuance upon the exercise of the stock options and warrants held by the former holders of the Auryx Gold convertible securities.

Auryx Gold is an exploration company focusing on gold projects in Namibia. Auryx Gold is currently advancing the Otjikoto gold project, located 300 kilometres north of Namibia’s capital city, Windhoek. Auryx Gold holds a 92% interest in the Otjikoto gold project in Namibia and a 100% interest in two additional exploration projects in Namibia.

Total consideration paid of $114.6 million included the fair value of 37,187,002 B2Gold shares issued at Cdn.$2.95 per share (based on the closing price of B2Gold shares on December 22, 2011), and 3,176,501 B2Gold replacement options and 2,129,239 share purchase warrants, including agent’s options, with a fair value of $3.4 million and $1.5 million, respectively, plus B2Gold transaction costs of $2.1 million. The options and warrants have been valued using the Black-Scholes option pricing model based on a risk-free annual interest rate of approximately 1%, an expected volatility of up to 62%, an expected average life of up to 2.5 years and a dividend yield of nil.

The purchase price was calculated as follows:

$

Common shares issued (37,187,002 B2Gold common shares)	107,435
Cash payment	157
Fair value of Auryx Gold stock options and warrants	4,943
Transaction costs	2,103

Total purchase price	114,638

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table sets forth the allocation of the purchase price to the fair value of the assets and liabilities acquired.

$

Purchase price allocation:
Cash and cash equivalents	20,081
Accounts receivable and prepaids	231
Value-added and other tax receivables	1,161
Mining interests - Otjikoto – development property	102,804
Accounts payable and accrued liabilities	(5,696)
Non-controlling interest	(3,943)

114,638

7	Inventories

	As at	As at
	December 31,	December 31,
	2012	2011
	$	$

Gold and silver bullion	11,554	8,598
In-process inventory	4,128	2,753
Ore stock-pile inventory	543	223
Materials and supplies	25,383	15,121

	41,608	26,695

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

8	Mining interests

	As at	As at
	December 31,	December 31,
	2012	2011
	$	$

Property, plant & equipment (depletable)
Libertad Mine (including Jabali), Nicaragua
Cost	215,941	172,568
Accumulated depreciation and depletion	(51,673)	(28,773)

	164,268	143,795

Limon Mine, Nicaragua
Cost	105,727	72,229
Accumulated depreciation and depletion	(27,349)	(16,719)

	78,378	55,510

Mineral properties (non-depletable)
Otjikoto, Namibia (Note 6)	118,798	102,804
Mocoa, Colombia	27,539	23,795
Trebol & Pavon, Nicaragua	24,333	4,667
Cebollati, Uruguay	9,051	5,565
Calibre, Nicaragua	7,112	1,590
Other	-	228

	186,833	138,649

Corporate & other
Bellavista, Costa Rica	2,601	3,071
Office, furniture and equipment, net	645	732

	3,246	3,803

	432,725	341,757

Investments (incorporated joint ventures) accounted for using the equity method
Gramalote, Colombia	100,798	69,579
Quebradona, Colombia	1,201	1,201

	101,999	70,780

	534,724	412,537

Gramalote (B2Gold 49%/ AngloGold 51%)
On August 12, 2010, the Company and AngloGold reached an agreement amending the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold will retain its 51% interest and will become manager of the joint venture project. The Company retains a 49% interest and has equal representation on the joint venture management committee which must unanimously agree each annual program and budget for Gramalote exploration and development. Each joint venture partner will fund its share of expenditures pro rata.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Trebol and Pavon properties
On April 9, 2012, the Company and Radius announced that the two companies had entered into a binding letter agreement pursuant to which the Company agreed, among other things, to acquire a 100% interest in the Trebol and Pavon gold properties in Nicaragua in consideration of Cdn.$20 million, payable in 4,815,894 common shares of B2Gold (calculated at a price per share of Cdn.$4.15 based on the volume weighted average price of B2Gold’s common shares on the TSX for the ten trading days immediately preceding the date of the letter agreement). In addition, the Company has agreed to make contingent payments to Radius of $10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis) on the Trebol property. Based on a previous joint venture agreement with Radius, the Company had earned a 60% interest in the Trebol and Pavon properties by expending a total of $4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture. The parties entered into a definitive share purchase agreement dated July 24, 2012 and completed the transaction on August 10, 2012.

In connection with the transaction, the Company and Radius terminated all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, Pavon and San Pedro exploration properties.

The Company and Radius have also entered into a joint venture agreement on 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with the Company and Radius contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

Under IFRS, the actual measurement date of the purchase price occurs on the date the consideration is paid. Consequently, for accounting purposes, the acquisition cost of the Trebol and Pavon properties was $16.9 million, consisting of $16.8 million, being the fair value of 4,815,894 B2Gold shares issued on August 10, 2012 at Cdn.$3.46 per share (the closing share price of B2Gold shares on August 10, 2012), plus B2Gold transaction costs of $0.1 million.

Calibre option agreement
Pursuant to an Option Agreement dated July 21, 2009, the Company had the right to acquire from Calibre up to a 65% interest in potential mining projects in the Borosi gold-silver-copper prospect in northeast Nicaragua. The initial Option Agreement provided that the Company could acquire a 51% interest in 11 exploration and exploitation mineral concessions with terms ranging from 20 to over 35 years by funding Cdn.$8 million of exploration expenditures on the property over a three year period ending July 1, 2012. The Option Agreement was amended on October 19, 2010 reducing the area of interest covered under the initial Option Agreement. Under the amended agreement, the Company can earn a 51% interest in the remaining concession areas by completing Cdn.$8 million in expenditures by July 1, 2014 (completed). The Company may elect to carry an individual prospect within the amended concession area through to a Preliminary Economic Assessment for an additional 14% interest in the prospect.

The newly discovered Primavera gold-copper porphyry system is located within Calibre's Borosi Concessions of northeast Nicaragua. The Company has earned a 51% interest in the Primavera project and other concession areas contained in the Calibre option agreement (as described above) by spending Cdn.$8 million on exploration and may elect to carry an individual prospect within the concession area through to a Preliminary Economic Assessment within two years for an additional 14% interest in the prospect.

Cebollati
On September 2, 2010, the Company reached an agreement with a private Uruguayan company, to option the Cebollati gold property located in Uruguay. Under the terms of the option agreement, the Company will earn an 80% interest in the Cebollati property by paying $1 million in stages by January 31, 2012 (completed) and funding all exploration work through to a feasibility study. Additional obligations include the completion of a feasibility study, a per ounce gold payment and a Net Smelter Return for additional production.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

9	Long-term investment

On May 2, 2012, the Company acquired 20 million units (the “Units”) of Calibre at a price of Cdn.$0.25 per Unit for a total investment of Cdn.$5 million pursuant to a subscription agreement between the parties. Each Unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of Cdn.$0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre.

The Company’s investment in Calibre has been designated as an “available-for-sale” investment. For the year ended 2012, the Company recorded an unrealized loss on its investment in Calibre of approximately $1.4 million (based on the closing share price of Calibre on December 31, 2012 at Cdn.$0.18 per share), included in OCI.

10	Credit Facility for $25 million

The Company entered into an agreement relating to a $20 million secured revolving credit facility (the “Credit Facility”) with Macquarie Bank Limited (“Macquarie”) on November 6, 2009. The term of the Credit Facility was for two years with a maturity date of December 31, 2011 and an interest rate of LIBOR plus 5.5%. Under the Credit Facility, the Company granted a general security agreement over its assets and the shares and assets of certain of the Company’s material subsidiaries, and certain of the Company’s material subsidiaries guaranteed the obligations of the Company relating to the Credit Facility. On February 12, 2010, the Company entered into an amending agreement pursuant to which the Credit Facility was increased to $25 million. On March 28, 2012, the maturity date of the Credit Facility was extended to December 31, 2013.

As at December 31, 2012, the full amount of the Credit Facility was available for draw down. The Company is paying a commitment fee of 1% per annum to Macquarie, payable quarterly, on the undrawn balance of the Credit Facility.

Subsequent to December 31, 2012, the Company drew down $25 million under the Credit Facility. In addition, on January 10, 2013, the Company announced that it has accepted a committed letter of offer from Macquarie for a fully underwritten $150 million secured facility (Note 21). The facility will be comprised of three tranches of $50 million each for a total of $150 million and will replace the existing $25 million revolving Credit Facility. Drawdowns are subject to the completion of loan documentation and satisfaction of certain conditions precedent.

On November 9, 2009, the Company issued to Macquarie 11,063,565 share purchase warrants (“Macquarie warrants”) in connection with the Credit Facility which were exercisable at a price of Cdn.$0.97 per share until November 9, 2012. As at December 31, 2011, all of the Macquarie warrants had been exercised (9,063,565 in 2010 and 2,000,000 in 2011).

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

11	Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the fair value of the Company’s mine restoration provisions as at December 31, 2012, management used a risk-free rate applicable to each geographic location ranging from 3% to 8% and inflation rates ranging from 3% to 5%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $35.6 million at December 31, 2012. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023.

The following table shows the movement in the liability for mine restoration provisions:

	2012	2011
	$	$

Balance, beginning of year	28,107	20,103
Reclamation spending	(3,486)	(1,049)
Accretion expense	1,776	1,267
Change in obligation	5,479	7,786

Balance, end of year	31,876	28,107
Less: current portion	(4,217)	(1,376)

	27,659	26,731

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

12	Capital stock

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. At December 31, 2012, the Company had 393,307,942 common shares outstanding, including 3,455,000 common shares being held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

	2012		2011

	Shares	Amount	Shares	Amount
	(‘000’s)	$	(‘000’s)	$

Balance, beginning of year	382,495	435,048	337,570	312,829

Issued during the period:
For Trebol & Pavon properties (Note 8)	4,816	16,814	-	-
For cash, on exercise of stock options	3,586	5,150	5,700	5,908
For cash, on exercise of warrants	1,613	3,458	2,000	2,014
On vesting of Restricted Share Units	798	2,902	-	-
For cash, Incentive Plan	-	9	-	21
For Auryx Gold acquisition, December 22, 2011 (Note 6)	-	-	37,187	107,435
For finder’s fee	-	-	38	150
Transfer to share capital the fair value assigned to stock options/share purchase warrants exercised from contributed surplus	-	5,169	-	6,691

	10,813	33,502	44,925	122,219

Balance, end of year	393,308	468,550	382,495	435,048

On August 10, 2012, pursuant to a share purchase agreement with Radius dated 24 July 2012, the Company acquired a 100% interest in the Trebol and Pavon exploration properties in Nicaragua by issuing approximately 4.8 million common shares to Radius (Note 8).

During 2012, the Company received $5.2 million (2011 - $5.9 million) and $3.5 million (2011 - $2 million) pursuant to the exercise of 3.6 million (2011 - 5.7 million) stock options and 1.6 million (2011 - 2 million) warrants, respectively.

On December 22, 2011, the Company issued (or made available for issue) approximately 37.2 million common shares in exchange for all of the issued and outstanding shares of Auryx Gold (Note 6).

Stock options
During 2012, approximately 11.1 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$3.06 to Cdn.$3.93 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $15.7 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.22%, an expected life of up to 3.5 years, an expected volatility ranging from 58% to 69%, and a dividend yield rate of nil.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

During 2011, approximately 3 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$2.31 per share to Cdn.$3.40 per share. These stock options have a term of five years. One-third of these options will vest every year over a three-year period. The estimated fair value of these options totalling approximately $4.5 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.90%, an expected life of 3.5 years, an expected volatility of up to 72%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

For the year ended December 31, 2012, share-based payments expense, relating to the vesting of stock options, was $10 million (2011 - $2.8 million), net of $3.3 million (2011 - $0.5 million) capitalized to mining interests.

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2010	15,629	1.35
Auryx Gold replacement options	3,176	2.49
Granted	3,002	2.90
Exercised	(5,700)	1.02
Forfeited or expired	(825)	3.52

Outstanding at December 31, 2011	15,282	1.90
Granted	11,116	3.16
Exercised	(3,586)	1.43
Forfeited or expired	(278)	3.16

Outstanding at December 31, 2012	22,534	2.58

During 2012, 3.6 million (2011 – 5.7 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn.$3.86 (2011 – Cdn.$3.38).

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Stock options outstanding and exercisable as at December 31, 2012 are as follows:

Range of	Number of		Weighted-	Number of	Weighted-
exercise	outstanding	Weighted-	average	exercisable	average
prices	options	average years	exercise price	options	exercise price
(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

0.00 – 0.99	3,071	1.59	0.80	3,070	0.80
1.00 – 1.99	1,212	1.95	1.51	1,117	1.48
2.00 – 2.99	5,165	2.86	2.41	3,971	2.42
3.00 – 3.99	13,011	4.00	3.16	2,675	3.16
4.00 – 4.99	75	2.70	4.00	75	4.00

	22,534	3.29	2.58	10,908	2.06

Restricted share unit plan
On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration. The Company has reserved 8 million common shares for issuance under the RSU Plan.

On April 26, 2012, the Company granted approximately 2.4 million RSU. For the majority of the RSU granted, one-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was $8.7 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the year ended December 31, 2012, share-based payments expense, relating to the vesting of RSU, was $5 million (2011 - $nil), net of $0.8 million (2011 - $nil) capitalized to mining interests.

A summary of changes to RSU outstanding:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2011	-
Granted	2,401
Vested and converted to common shares	(798)

Outstanding at December 31, 2012	1,603

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Incentive plan
On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4.955 million common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4.955 million common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust.

On July 5, 2011, 1 million common shares were awarded from the trust under the Incentive Plan to a senior employee, George Johnson, of the Company. In connection with the award, the Company recorded a share-based compensation expense of $3.4 million (the market value of the shares on the date of the award) in 2011.

On May 28, 2012, 0.5 million common shares were awarded from the trust under the Incentive Plan to a senior employee, George Johnson, of the Company. In connection with the award, the Company recorded a share-based payments expense of $1.6 million (the market value of the shares on the date of the award) in 2012.

At December 31, 2012, 3.455 million common shares remain held in the Company’s Incentive Plan trust.

At the time the Incentive Plan was established, it was assumed that allocations from the Plan would occur outside the Company. The Company was controlled by individuals, who report the shares in the Plan on their Insiders Reports, and there is no requirement to consult the Company regarding distributions. It was also assumed, therefore, that any distribution would not be recorded by the Company. Furthermore, since these shares were issued from treasury in 2007 and held by the trust, this transaction has not resulted in any changes to the overall outstanding shares of the Company.

Share purchase warrants
A summary of changes to share purchase warrants outstanding:

	Number of	Weighted-
	outstanding	average
	warrants	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2010	23,400	3.54
Auryx Gold replacement warrants	2,129	2.71
Exercised	(2,000)	0.97
Expired	(21,400)	3.78

Outstanding at December 31, 2011	2,129	2.71
Exercised	(1,613)	2.17
Expired	(516)	4.34

Outstanding at December 31, 2012	-	-

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

On May 15, 2011, all of the 21.4 million warrants which had been issued to AngloGold on May 15, 2008 (pursuant to the “Agreement to Amend the Relationship, Farm-Out and Joint Venture Agreement and regarding Gramalote Limited and Other Matters”) expired unexercised.

13	Derivative financial instruments

Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

At December 31, 2012, forward currency contracts totalling $17 million at an average rate of 8.6075 rand were outstanding with maturity dates ranging from February 2013 to December 2013. In addition, zero-cost put/call collar contracts totalling $33 million were outstanding with maturity dates ranging from January 2013 to December 2013 with an average floor price of 8.4821 rand and an average ceiling price of 8.9822 rand.

These derivative instruments were not designated as hedges by the Company and are marked to their market values at the end of each reporting period. Adjustments to the market value are included in the statement of operations. For the year ended December 31, 2012, the Company recorded an unrealized derivative loss of $0.1 million and a realized derivative loss of $0.3 million on these contracts.

At December 31, 2012, the Company’s foreign currency contracts had an estimated fair value of negative $0.1 million. The fair value was calculated using market observable inputs such as spot exchange rates, interest rate differentials and implied volatility. Fair value measurement for these contracts are classified as Level 2 within the fair value hierarchy established by IFRS 7.

The following is a summary, by maturity dates, of the Company’s foreign currency contracts outstanding as at December 31, 2012:

	Q1	Q2	Q3	Q4
	2013	2013	2013	2013

Rand forward contracts:
- Notional amount	$4,000	$6,000	$4,000	$3,000
- Average contract price	$8.45	$8.53	$8.72	$8.83

Rand zero-cost collars:
- Notional amount	$4,500	$7,500	$10,500	$10,500
- Average floor price	$8.38	$8.42	$8.52	$8.55
- Average ceiling price	$8.81	$8.98	$8.96	$9.09

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

14	Financial instruments

Fair values

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities and its South African rand foreign exchange contracts (Note 13). The book values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities are representative of their respective fair values due to the short-term nature of these instruments.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold, minimizing production costs and a successful exploration environment are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and the Credit Facility.

Credit risk

Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company. As at December 31, 2012, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents and accounts receivable. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

As at December 31, 2012, $17.7 million of the Company’s value-added and other tax receivables were due from the Nicaraguan tax authority. Nicaraguan tax regulations allow taxpayers to: (a) request that refundable tax credits be used to offset other tax obligations or (b) request a cash refund. The regulations provide a specific process for obtaining approval, including required documentation and other information that needs to be reviewed by the Nicaraguan tax administration. However, the regulations do not provide a specific time frame for the tax administration to complete their approval process. The Company is following the process to request authorization to use excess tax credits to offset other tax obligations. The Company has successfully obtained such type of approvals in the past and the tax administration is currently processing approvals related to outstanding credits of the Company. However, in 2011, the approval process by the tax administration has become less efficient as a result of changes in key personnel (at the tax administration) along with a series of new policies to scrutinize requests for refunds and other mechanisms for compensation of excess credits, delaying the process for the Company to use its tax credits to offset other tax obligations.

Liquidity risk

Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive costs. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an on-going basis and to support its expansion plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taken into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at December 31, 2012, the Company had cash and cash equivalents of $67.9 million. Cash provided by operating activities before changes in non-cash working capital totalled $114 million for the year ended December 31, 2012. Subsequent to December 31, 2012, on January 10, 2013, the Company announced that it has accepted a committed letter of offer from Macquarie for a fully underwritten $150 million secured facility (Note 21). In addition, on January 31, 2013, the Company completed the business combination with CGA Mining Limited (“CGA”), acquiring the Masbate gold Mine in the Philippines.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2012, the Company had the following commitments:

•

For the purchase of 0.9 million gallons of diesel over the next four years valued at an estimated $3.9 million. The timing and amount of these costs will depend on diesel consumption but it is expected that the entire $3.9 million will be incurred in 2013.

•

For the purchase of $8.7 million of equipment for the construction of the mill and crusher at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but $6.6 million is expected to be incurred in 2013 and the remaining $2.1 million in the first half of 2014.

Market risk
Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Colombian pesos, and Namibian dollars. As the exchange rates between the Canadian dollar, Nicaraguan córdoba, Colombian peso, and Namibian dollar fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Nicaragua.

Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project (Note 13). As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2012, $57.3 million of the Company’s $67.9 million in cash and cash equivalents was held in United States dollars.

The Company’s operations expose it to changes in the price of gold. During 2012, the Company did not engage in any activities that would mitigate this risk. A 5% increase/(decrease) in the price of gold would have resulted in an increase/(decrease) in earnings of approximately $13 million in 2012 based on gold revenue. The Company’s earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

15	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2012 $	2001 $

Consolidated income before income taxes	77,270	80,509
Canadian federal and provincial income tax rates	25.0%	26.5%

Income tax expense at statutory rates	19,317	21,335

Increase (decrease) attributable to:

Non-deductible expenditures	5,373	1,983
Tax benefit of refiling tax returns	(4,300)	-
Losses for which no tax benefit has been recorded	3,543	979
Withholding tax and minimum tax	3,343	2,023
Change due to foreign exchange	(2,384)	(2)
Non-taxable portion of losses/(gains)	271	(29)
Effects of different foreign statutory tax rates	143	(1,475)
Amounts under/ (over) provided for in prior years	57	(732)
Change in enacted tax rate	-	127

Income tax expense	25,363	24,209

Current income tax, withholding and other taxes	17,853	6,292
Deferred income tax	7,510	17,917

Income tax expense	25,363	24,209

All current and deferred income taxes relate to Nicaragua. Current taxes include withholding tax on charges between other subsidiaries of the Company and its Nicaraguan subsidiaries. The combined federal and provincial income tax rates declined in 2012 due to legislated reductions in income tax rates.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The composition of the Company’s net deferred income tax liabilities and deferred tax expense is as follows:

	Deferred tax liabilities/		Deferred income
	(assets)		tax expense
	As at	As at
	December 31,	December 31,
	2012	2011	2012	2011
	$	$	$	$

Operating loss carry-forwards	-	(267)	267	10,820
Current assets and liabilities	301	(820)	1,121	(507)
Mine restoration provisions	(8,425)	(7,160)	(1,265)	(3,039)
Mining interests	42,272	33,845	8,427	12,378
Other	-	1,040	(1,040)	447
Tax on expired warrants	-	-	-	(2,182)

	34,148	26,638	7,510	17,917

The Company has the following unrecognized deferred tax assets:

	As at	As at
	December 31,	December 31,
	2012	2011
	$	$

Operating loss carry-forwards	19,394	14,674
Share issue costs	1,059	585
Mine restoration provisions	1,134	1,245
Mining interests and other	1,416	506

	23,003	17,010

The change for the year in the Company’s net deferred tax position was as follows:

	2012	2011
	$	$
Balance, beginning of year	26,638	6,539
Deferred income tax expense	7,510	17,917
Tax on expired warrants	-	2,182
	7,510	20,099
Balance, end of year	34,148	26,638

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company had tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the tax losses only to the extent of anticipated future income that can be reduced by tax losses. The gross amount of the tax losses as at December 31, 2012 for which a tax benefit has not been recorded expire as follows:

Year of
expiry	Canada	Costa Rica	Colombia	Namibia	Nicaragua	Total
	$	$	$	$	$	$

2013	-	1,871	-	-	237	2,108
2014	-	378	-	-	2,474	2,852
2015	-	2	-	-	5,724	5,726
2016	-	87	-	-	-	87
2017	-	6	-	-	-	6
2027	4,129	-	-	-	-	4,129
2028	4,136	-	-	-	-	4,136
2029	8,988	-	-	-	-	8,988
2030	12,362	-	-	-	-	12,362
2031	9,106	-	-	-	-	9,106
2032	12,194	-	-	-	-	12,194
No expiry	19,017	-	7,795	1,333	-	28,145

Total	69,932	2,344	7,795	1,333	8,435	89,839

In Nicaragua, the State is entitled to a proportional extraction royalty (“ad-valorem” tax) over the substances extracted from a mineral concession. The amount of ad-valorem tax is 3% for minerals. Under Nicaraguan law, the ad-valorem tax paid is considered a deductible expense for purposes of computing corporate income tax. However, when this law was enacted it included a grandfathering rule which allowed concessions granted prior to this law to continue operating under its existing regime. Under the mining law applicable to Desarrollo Minero de Nicaragua S.A. (“Desminic”), the Company’s indirect subsidiary which owns and operates the Libertad Mine, the amount paid as ad-valorem tax could be applied as a direct credit against corporate income tax.

On May 25 2012, the Nicaraguan tax administration notified Desminic that it accepted Desminic’s request to treat ad-valorem taxes paid by Desminic as direct credits against Desminic’s corporate income tax due, rather than as a deductible expense in computing its corporate income tax. Prior to the acceptance of Desminic’s request, the Company had taken a conservative position treating its ad-valorem payments as a deductible expense rather than as a tax credit. In the second quarter of 2012, the Company began recording these payments as tax credits. Ad-valorem taxes paid in the first quarter of 2012 of $1.3 million were also reclassified from royalty and production tax expense on the consolidated statement of operations to income tax credits (reducing estimated current taxes payable on the consolidated balance sheet).

The Company amended its 2011 and 2010 income tax returns for Desminic to report the ad-valorem taxes as direct credits. This resulted in a $1.7 million reduction in current income taxes and a $2.6 million reduction in deferred income taxes. These reductions were recorded in the second quarter of 2012.

The Company’s subsidiary which owns and operates the Limon Mine, Triton Minera S.A., continues to record its ad-valorem payments as a deductible expense rather than a tax credit as it operates under the new mining law.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

16	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

	2012	2011
	$	$

Non-cash investing and financing activities:
Common shares issued for Trebol and Pavon properties (Note 8)	16,814	-
Stock-based compensation, capitalized to resource property interests	4,107	481
Accounts payable and accrued liabilities relating to resource property expenditures	2,968	-
Common shares issued for Auryx Gold acquisition (Note 6)	-	107,435
Fair value assigned to Auryx Gold stock options and warrants (Note 6)	-	4,943
Common shares issued for finder’s fee (Note 12)	-	150

17	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2012	2011
	$	$

Salaries and short-term employee benefits	2,924	3,851
Share-based payments	7,009	3,654

	9,933	7,505

18	Expenses by nature

	2012	2011
	$	$

Wages and salaries (including benefits)	30,049	26,125

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

19	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon and Libertad Mines, and the Otjikoto and Gramalote projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations and the Bellavista property in Costa Rica which is presently undergoing environmental and closure audits.

The Company’s segments are summarized in the following tables.

		2012
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$

Assets
Cash	7,657	47,176	5,561	-	809	6,746	67,949
Accounts receivable & prepaids	1,978	5,347	156	-	33	181	7,695
Value-added & other tax receivables	7,246	10,428	902	-	-	161	18,737
Inventories	16,748	24,860	-	-	-	-	41,608
Mining interests	78,378	164,268	118,798	100,798	69,236	3,246	534,724
Investment	-	-	-	-	-	3,661	3,661
Other assets	-	-	-	-	640	1,451	2,091

	112,007	252,079	125,417	100,798	70,718	15,446	676,465

Capital expenditures	26,106	48,991	20,424	30,872	15,433	67	141,893

Gold revenue	79,493	179,558	-	-	-	-	259,051

Production costs	34,331	55,173	-	-	-	-	89,504

Depreciation & depletion	10,180	22,881	-	-	-	154	33,215

Net income (loss)	17,338	65,670	-	-	(1,049)	(30,052)	51,907

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

		2011
					Other
	Limon	Libertad	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$

Assets
Cash	12,560	44,060	20,081	-	550	25,041	102,292
Accounts receivable &
prepaids	867	4,918	231	-	3	353	6,372
Value-added & other tax
receivables	4,584	8,192	1,161	-	-	212	14,149
Inventories	10,532	16,163	-	-	-	-	26,695
Mining interests	55,510	143,795	102,804	69,579	37,046	3,803	412,537
Other assets	-	-	-	-	477	519	996

	84,053	217,128	124,277	69,579	38,076	29,928	563,041

Capital expenditures	24,083	46,679	-	14,890	9,017	1,051	95,720

Gold revenue	70,594	154,758	-	-	-	-	225,352

Production costs	30,484	44,745	-	-	-	-	75,229

Depreciation & depletion	7,603	18,572	-	-	-	105	26,280

Net income (loss)	18,600	57,339	-	-	(518)	(19,121)	56,300

The Company’s mining interests are located in the following geographical locations

	As at	As at
	December 31,	December 31,
	2012	2011
	$	$

Mining interests
Nicaragua	274,091	205,562
Namibia	118,798	102,804
Colombia	129,538	94,803
Costa Rica	2,601	3,071
Uruguay	9,051	5,565
Canada	645	732

	534,724	412,537

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Minority interest

The Company holds an indirect 95% interest in Triton Minera S.A. (“TMSA”), which owns and operates the Limon Mine. The remaining 5% interest in TMSA is held by Inversiones Mineras S.A. (“IMISA”), of Nicaragua. No dividends are payable on the 5% interest held by TMSA until all capital expenditures (100% funded by the Company) have been repaid. IMISA has expressed concern regarding its rights under its 5% interest. The Company agreed to open negotiations on this matter. As a result, pursuant to settlement agreements with IMISA, relating to their rights to receive monthly payments as “advances” of dividends in respect of the annual profits of TMSA, the Company paid IMSA approximately $0.4 million and $0.2 million in 2012 and 2011, respectively. These amounts have been expensed within the Consolidated Statement of Operations.

20	Contingent gain

By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was affected by a landslide as a result closed and placed on care and maintenance. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. Preliminary motions brought by certain defendants have resulted in an Order that the Ontario Courts do not have jurisdiction to hear the claims against those defendants. That Order is currently under appeal. The outcome of this claim is not determinable at this time and no accrual for this contingency has been made in the consolidated financial statements.

21	Subsequent events

Acquisition of CGA Mining Limited

On January 31, 2013, the Company and CGA Mining Limited (“CGA”) announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) and the merger implementation agreement dated September 18, 2012 between the Company and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options. Upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold.

As a result, B2Gold issued an aggregate of 250,039,641 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding after closing of the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options. As at January 31, 2013, following completion of the Merger, there were approximately 645,383,200 issued and outstanding common shares of B2Gold.

The business combination will be accounted for using the acquisition method, with B2Gold as the acquirer of CGA. The results of operations of CGA will be consolidated with those of B2Gold commencing on the Acquisition Date. For accounting purposes, the Acquisition Date was determined to be January 16, 2013. The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2012 and 2011
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table discloses pro forma consolidated gold revenue of $509.4 million, determined as if the acquisition of CGA had occurred at January 1, 2012. The pro forma consolidated gold revenue is not intended to be indicative of the results that would have actually occurred, or the results expected in future years.

For the year
ended
December 31,
2012
$

B2Gold	259,051
CGA	250,356

Pro forma consolidated gold revenue	509,407

The Company has not yet determined the fair value of all identifiable assets and liabilities acquired, the amount of the purchase price that may be allocated to goodwill or the complete impact of applying purchase accounting. The Company is currently undergoing a process whereby the fair value of all identifiable assets and liabilities acquired, including investment in associates, mining interests and intangible assets as well as any goodwill and deferred income taxes arising upon the acquisition will be determined. Therefore, pro forma consolidated net income for the year ended December 31, 2012 (calculated as if the acquisition of CGA had occurred at January 1, 2012) has not been determined.

Committed Letter of Offer for a $150 Million Revolving Corporate Credit Facility
On January 10, 2013, the Company announced that it has accepted a committed letter of offer from Macquarie for a fully underwritten $150 million secured facility. Macquarie is the Sole Underwriter and the Facility Agent. The syndicate will include HSBC Securities (USA) Inc. as a Lead Arranger and HSBC Bank USA, National Association has committed to fund $50 million of the facility.

The facility comprises three tranches of $50 million each for a total of $150 million and will replace the existing $25 million revolving Credit Facility with Macquarie (Note 10). Drawdowns are subject to the completion of loan documentation and satisfaction of certain conditions precedent. Drawdowns in excess of $50 million require the completion of a Feasibility Study for the Otjikoto gold project in Namibia, which has now been completed.

The term of the facility will be for a period of four years with a final repayment date of March 31, 2017. The facility has an interest rate of LIBOR plus a margin of 3.5%. The facility will be used to fund construction and development costs related to the Otjikoto gold project in Namibia and for general corporate purposes.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 22)
For the year ended December 31, 2012
(all tabular amounts are in thousands of United States dollars)

	Cost					Accumulated depreciation				Net carrying value

	Opening			Cumulative	Closing	Opening			Closing
	balance at		Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2011	Additions	write-offs	adjustments	Dec. 31, 2012	Dec. 31, 2011	Depreciation	write-offs	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2011
	$	$	$	$	$	$	$	$	$	$	$

Property, plant & equipment (depletable)
Libertad (including Jabali)	172,568	47,057	(3,684)	-	215,941	(28,773)	(23,437)	537	(51,673)	164,268	143,795
Limon	72,229	33,498	-	-	105,727	(16,719)	(10,630)	-	(27,349)	78,378	55,510
	244,797	80,555	(3,684)	-	321,668	(45,492)	(34,067)	537	(79,022)	242,646	199,305

Mineral properties (non-depletable)

Otjikoto	102,804	21,683	-	(5,689)	118,798	-	-	-	-	118,798	102,804
Mocoa	23,795	3,744	-	-	27,539	-	-	-	-	27,539	23,795
Cebollati	5,565	3,486	-	-	9,051	-	-	-	-	9,051	5,565
Trebol & Pavon	4,667	19,666	-	-	24,333	-	-	-	-	24,333	4,667
Calibre	1,590	5,522	-	-	7,112	-	-	-	-	7,112	1,590
Other	228	812	(1,040)	-	-	-	-	-	-	-	228

	138,649	54,913	(1,040)	(5,689)	186,833.	-	-	-	-	186,833	138,649

Corporate & other
Bellavista	3,071	2	(472)	-	2,601	-	-	-	-	2,601	3,071
Office, furniture & equipment	1,106	67	-	-	1,173	(374)	(154)	-	(528)	645	732
	4,177	69	(472)	-	3,774	(374)	(154)	-	(528)	3,246	3,803

Investments (incorporated joint ventures)
Gramalote	69,579	31,219	-	-	100,798	-	-	-	-	100,798	69,579
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201
	70,780	31,219	-	-	101,999	-	-	-	-	101,999	70,780

	458,403	166,756	(5,196)	(5,689)	614,274	(45,866)	(34,221)	537	(79,550)	534,724	412,537

B2GOLD CORP.
MINING INTERESTS SCHEDULE (NOTE 22)
For the year ended December 31, 2011
(all tabular amounts are in thousands of United States dollars)

	Cost				Accumulated depreciation				Net carrying value

	Opening			Closing	Opening			Closing
	balance at		Disposals/	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2010	Additions	write-offs	Dec. 31, 2011	Dec. 31, 2010	Depreciation	write-offs	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2010
	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Libertad (including Jabali)	124,812	47,756	-	172,568	(9,657)	(19,116)	-	(28,773)	143,795	115,155
Limon	41,657	31,000	(428)	72,229	(9,207)	(7,583)	71	(16,719)	55,510	32,450

	166,469	78,756	(428)	244,797	(18,864)	(26,699)	71	(45,492)	199,305	147,605

Mineral properties “exploration & evaluation”
Otjikoto	-	102,804	-	102,804	-	-	-	-	102,804	-
Mocoa	23,359	436	-	23,795	-	-	-	-	23,795	23,359
Cebollati	1,070	4,495	-	5,565	-	-	-	-	5,565	1,070
Radius	1,758	2,909	-	4,667	-	-	-	-	4,667	1,758
Calibre	238	1,352	-	1,590	-	-	-	-	1,590	238
Other	-	228	-	228	-	-	-	-	228

	26,425	112,224	-	138,649	-	-	-	-	138,649	26,425

Corporate & other
Bellavista	2,841	230	-	3,071	-	-	-	-	3,071	2,841
Office, furniture & equipment	285	821	-	1,106	(269)	(105)	-	(374)	732	16

	3,126	1,051	-	4,177	(269)	(105)	-	(374)	3,803	2,857

Investments (incorporated joint ventures)
Gramalote	54,648	14,931	-	69,579	-	-	-	-	69,579	54,648
Quebradona	1,000	201	-	1,201	-	-	-	-	1,201	1,000

	55,648	15,132	-	70,780	-	-	-	-	70,780	55,648

	251,668	207,163	(428)	458,403	(19,133)	(26,804)	71	(45,866)	412,537	232,535